Exhibit 99.1

GFL Environmental Reports Third Quarter 2022 Results and Raises Full Year 2022 Revenue Guidance for Third Time this Year

•	Organic revenue growth of 15.3%[1] results in revenue of $1,831.2 million, increase of 32.6%[1]

•	Solid Waste price of 8.6% and surcharges of 2.1%, highest in company history

•	Adjusted EBITDA[2] of $473.3 million, increase of 18.4%[1]; Net loss from continuing operations of $183.7 million; Adjusted Net Income from continuing operations[2] of $74.0 million

•	Adjusted Cash Flows from Operating Activities[2] of $306.4 million; cash flows from operating activities of $286.1 million; Adjusted Free Cash Flow[2] of $97.0 million

•	Adjusted earnings per share from continuing operations[2] of $0.20; Loss per share from continuing operations of $(0.55)

•	Year-to-date completed acquisitions generating approximately $430.0 million in annualized revenue

VAUGHAN, ON, November 2, 2022 - GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL”, “we”, “our” or the “Company”) today announced its results for the third quarter of 2022.

“Once again in the third quarter, our employees delivered results that significantly exceeded our expectations,” said Patrick Dovigi, Founder and Chief Executive Officer of GFL. “Revenue increased 32.6% over the prior year period driven by price, continued strong volume gains in our Environmental Services segment and contributions from M&A. We made material progress in our fuel cost recovery initiatives and continue to see tremendous opportunity in this area. Excluding the impact of fuel and commodity prices, our record Solid Waste pricing drove margin expansion on our base business.”

Mr. Dovigi added, “Our results this year show the continuing maturity of our business model, allowing us to perform exceptionally well in the face of unprecedented cost headwinds. The challenging environment also demonstrated the business’s capability to manage leverage, allowing us to maintain, on a constant currency basis, Net Leverage2 within our targets despite a 300 to 400 basis point rise in rates and the deployment of over $1.1 billion into M&A. We remain committed to continuing to deliver meaningful reductions to our leverage ratio over the near term.”

Mr. Dovigi continued, “With the strength of our third quarter results and our current outlook on foreign exchange rates and commodity prices, we are increasing our full year guidance for revenue to between $6,600 million and $6,650 million and are affirming our previously provided ranges for Adjusted EBITDA2,3 and Adjusted Free Cash Flow2,3. Looking forward to 2023, we believe we are already well positioned to achieve high single digit organic revenue growth. When combined with 3.0% M&A roll over revenue already in hand and the impact from current commodity prices and foreign exchange rates, we expect to indicate at least 12.0% revenue growth when we provide our 2023 guidance next quarter. In terms of profitability, we believe the widening spread between price and cost inflation will allow for a year of outsized Adjusted EBITDA margin2,3 expansion, likely in excess of 100 basis points, which should translate into Adjusted EBITDA2,3 growth in the high teens. Additionally, we continue to see incremental upside opportunities ahead of us resulting from our robust M&A pipeline and organic growth initiatives.”

Third Quarter Results1

•	Revenue increased by 32.6% to $1,831.2 million in the third quarter of 2022, compared to the third quarter of 2021.

•	Environmental Services revenue of $364.4 million, including organic growth of 37.0% driven by the strength of industrial collection and processing activity at our facilities and an increased level of emergency response activity, as well as the impact of higher used motor oil selling prices.

•	Adjusted EBITDA[2] increased by 18.4% to $473.3 million in the third quarter of 2022, compared to the third quarter of 2021. Adjusted EBITDA margin[2] was 25.8% in the third quarter of 2022, compared to 28.0% in the third quarter of 2021 (28.9% as adjusted for the divestiture of GFL Infrastructure). Solid Waste Adjusted EBITDA margin[2] was 28.9% in the third quarter of 2022, compared to 31.7% in the third quarter of 2021.

•	Net loss from continuing operations decreased to $183.7 million in the third quarter of 2022, compared to $316.1 million in the third quarter of 2021.

•	Adjusted Free Cash Flow[2] was $97.0 million in the third quarter of 2022, compared to $263.1 million in the third quarter of 2021.

◦	Capital expenditures were $209.4 million in the third quarter of 2022, inclusive of $11.2 million for the development and construction of RNG projects and aggregate proceeds from asset divestitures and disposals of $12.4 million, compared to $26.1 million in the third quarter of 2021, inclusive of aggregate proceeds from asset divestitures and disposals of $101.2 million.

Year to Date Results1

•	Revenue increased by 33.6% to $4,940.1 million for the nine months ended September 30, 2022, compared to the nine months ended September 30, 2021.

•	Environmental Services revenue of $920.4 million, including organic growth of 28.2% driven by the strength of industrial collection and processing activity at our facilities and an increased level of emergency response activity, as well as the impact of higher used motor oil selling prices.

•	Adjusted EBITDA[2] increased by 23.8% to $1,281.0 million for the nine months ended September 30, 2022, compared to the nine months ended September 30, 2021. Adjusted EBITDA margin[2] was 25.9% for the nine months ended September 30, 2022, compared to 27.0% for the nine months ended September 30, 2021 (28.0% as adjusted for the divestiture of GFL Infrastructure). Solid Waste Adjusted EBITDA margin[2] was 29.3% for the nine months ended September 30, 2022, compared to 31.2% for the nine months ended September 30, 2021.

•	Net income from continuing operations increased to $35.9 million for the nine months ended September 30, 2022, compared to a net loss of $545.3 million for the nine months ended September 30, 2021.

•	Adjusted Free Cash Flow[2] was $317.8 million for the nine months ended September 30, 2022, compared to $537.1 million for the nine months ended September 30, 2021.

(1)	Certain revenue disaggregation and segment reporting balances in prior periods have been re-presented for consistency with the current period presentation in relation to GFL’s Infrastructure services division (“GFL Infrastructure”) which has been presented as discontinued operations. For additional information, refer to Note 2 and Note 18 in our unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2022 (the “Interim Financial Statements”). Our soil remediation division, previously included in our Infrastructure and Soil Remediation segment, has been combined with our Liquid Waste segment and renamed “Environmental Services”.

(2)	A non-IFRS measure; see accompanying Non-IFRS Reconciliation Schedule; see “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures.

(3)	Information contained herein includes guidance with respect to Adjusted EBITDA, Adjusted Free Cash Flow and Adjusted EBITDA margin which are non-IFRS measures. Due to the uncertainty of the likelihood, amount and timing of effects of events or circumstances to be excluded from these measures, GFL does not have information available to provide a quantitative reconciliation of such projections to comparable IFRS measures. See “Non-IFRS Measures” below. See Third Quarter Results and Year to Date Results for the equivalent historical non-IFRS measure.

Q3 2022 Earnings Call

GFL will host a conference call related to our third quarter earnings on November 3, 2022 at 10:00 am Eastern Time. A live audio webcast of the conference call can be accessed by logging onto our Investors page at investors.gflenv.com or by clicking here. Listeners may access the call toll-free by dialing 1-833-950-0062 in Canada or 1-844-200-6205 in the United States (access code: 688022) approximately 15 minutes prior to the scheduled start time.

We encourage participants who will be dialing in to pre-register for the conference call using the following link: https://www.netroadshow.com/events/login?show=19bafd94&confId=42493. Callers who pre-register will be given a conference access code and PIN to gain immediate access to the call and bypass the live operator on the day of the call. Participants may pre-register at any time, including up to and after the call start time. For those unable to listen live, an audio replay of the call will be available until November 17, 2022 by dialing 1-226-828-7578 in Canada or 1-866-813-9403 in the United States (access code: 913091).

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of solid waste management, liquid waste management and soil remediation services through its platform of facilities throughout Canada and in more than half of the U.S. states. Across its organization, GFL has a workforce of more than 19,500 employees.

For more information, visit our web site at gflenv.com. To subscribe for investor email alerts please visit investors.gflenv.com or by clicking here.

Forward-Looking Information

This release includes certain “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable U.S. and Canadian securities laws, respectively. Forward-looking information includes all statements that do not relate solely to historical or current facts and may relate to our future outlook, financial guidance and anticipated events or results and may include statements regarding our financial performance, financial condition or results, business strategy, growth strategies, budgets, operations and services. Particularly, statements regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, although not all forward-looking information includes those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts nor assurances of future performance but instead represent management's expectations, estimates and projections regarding future events or circumstances.

Forward-looking information is based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, is subject to known and unknown risks, uncertainties, assumptions and other important factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to our ability to obtain and maintain existing financing on acceptable terms; our ability to source and execute on acquisitions on terms acceptable to us; currency exchange and interest rates; commodity price fluctuations; our ability to implement price increases and surcharges; changes in waste volumes; labour, supply chain and transportation constraints; inflationary cost pressures; our ability to maintain a favourable working capital position; the impact of competition; the changes and trends in our industry or the global economy; changes in laws, rules, regulations, and global standards; and the duration and severity of the COVID-19 pandemic, including variants, and its impact on the economy, the North American financial markets, our operations, our M&A pipeline and our financial results. Other important factors that could materially affect our forward-looking information can be found in the “Risk Factors” section of GFL’s annual information form for the year ended December 31, 2021 and GFL’s other periodic filings with the U.S. Securities and Exchange Commission and the securities commissions or similar regulatory authorities in Canada. Shareholders, potential investors and other readers are urged to consider these risks carefully in evaluating our forward-looking information and are cautioned not to place undue reliance on such information. There can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors not currently known to us or that we currently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. The forward-looking information contained in this release represents our expectations as of the date of this release (or as the date it is otherwise stated to be made), and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable U.S. or Canadian securities laws. The purpose of disclosing our financial outlook set out in this release is to provide investors with more information concerning the financial impact of our business initiatives and growth strategies.

GFL’s updated revenue guidance for 2022 assumes a CAD/US exchange rate of 1.36 for the remainder of the year (compared to 1.28 provided in our updated guidance on July 27, 2022). The 2022 updated guidance includes the expected contribution of acquisitions already completed in 2022, net of divestitures completed to date, but excludes any impact from additional acquisitions not yet completed, refinancing opportunities and any potential redeployment of capital. Implicit in forward-looking information in respect of our expectations for 2022 are certain current assumptions, including, among others, no changes to the current economic environment, including fuel and commodities. The updated 2022 guidance assumes GFL will continue to execute on its strategy of organically growing our business, leverage our scalable network to attract and retain customers across multiple service lines, realize operational efficiencies, and extract procurement and cost synergies.

Non-IFRS Measures

This release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, these measures should not be considered in isolation or as a substitute for analysis of our financial information reported under IFRS. Rather, these non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

In addition, the Company’s projected full year 2022 Adjusted EBITDA and Adjusted Free Cash Flow are anticipated to exclude the effects of other events or circumstances in 2022 that are not representative or indicative of the Company’s results of operations. Such excluded items are not currently determinable, but may be significant, and include, without limitation, changes in the foreign exchange rate, the mark-to-market (gain) loss on the Purchase Contracts, the cost of refinancings and acquisition, integration, rebranding and other costs. Due to the uncertainty of the likelihood, amount and timing of any such items, the Company does not have information available to provide a quantitative reconciliation of such projections to the comparable IFRS measure.

EBITDA represents, for the applicable period, net income (loss) from continuing operations plus (a) interest and other finance costs, plus (b) depreciation and amortization of property and equipment, landfill assets and intangible assets, less (c) the provision for income taxes, in each case to the extent deducted or added to/from net income (loss) from continuing operations. We present EBITDA to assist readers in understanding the mathematical development of Adjusted EBITDA. Management does not use EBITDA as a financial performance metric.

Adjusted EBITDA is a supplemental measure used by management and other users of our financial statements including our lenders and investors, to assess the financial performance of our business without regard to financing methods or capital structure. Adjusted EBITDA is also a key metric that management uses prior to execution of any strategic investing or financing opportunity. For example, management uses Adjusted EBITDA as a measure in determining the value of acquisitions, expansion opportunities and dispositions. In addition, Adjusted EBITDA is utilized by financial institutions to measure borrowing capacity. Adjusted EBITDA is calculated by adding and deducting, as applicable from EBITDA, certain expenses, costs, charges or benefits incurred in such period which in management's view are either not indicative of underlying business performance or impact the ability to assess the operating performance of our business, including: (a) (gain) loss on foreign exchange, (b) (gain) loss on sale of property and equipment, (c) mark-to-market (gain) loss on Purchase Contracts, (d) share of net income of investments accounted for using the equity method, (e) share-based payments, (f) impairment, (g) gain (loss) on divestiture, (h) transaction costs, and (i) acquisition, rebranding and other integration costs (included in cost of sales related to acquisition activity). We use Adjusted EBITDA to facilitate a comparison of our operating performance on a consistent basis reflecting factors and trends affecting our business. For the three and nine months ended September 30, 2022, we deducted our share of net income of investments accounted for using the equity method and adjusted for an impairment charge related to assets that were destroyed in a fire during the quarter. As we continue to grow our business, we may be faced with new events or circumstances that are not indicative of our underlying business performance or that impact the ability to assess our operating performance.

Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue. Management and other users of our financial statements including our lenders and investors use Adjusted EBITDA margin to facilitate a comparison of the operating performance of each of our operating segments on a consistent basis reflecting factors and trends affecting our business.

Acquisition EBITDA represents, for the applicable period, management's estimates of the annual Adjusted EBITDA of an acquired business, based on its most recently available historical financial information at the time of acquisition, as adjusted to give effect to (a) the elimination of expenses related to the prior owners and certain other costs and expenses that are not indicative of the underlying business performance, if any, as if such business had been acquired on the first day of such period (“Acquisition EBITDA Adjustments”), and (b) contract and acquisition annualization for contracts entered into and acquisitions completed by such acquired business prior to our acquisition. Further adjustments are made to such annual Adjusted EBITDA to reflect estimated operating cost savings and synergies, if any, anticipated to be realized upon acquisition and integration of the business into our operations. We use Acquisition EBITDA for the acquired businesses to adjust our Adjusted EBITDA to include a proportional amount of the Acquisition EBITDA of the acquired businesses based upon the respective number of months of operation for such period prior to the date of our acquisition of each such business.

Adjusted Cash Flows from Operating Activities represents cash flows from operating activities adjusted for (a) operating cash flows from discontinued operations, (b) prepayment penalties for early note redemption, (c) transaction costs, (d) acquisition, rebranding and other integration costs, (e) M&A related net working capital investment, (f) tax refund from CARES Act, and (g) cash interest paid on TEUs. Management uses Adjusted Cash Flows from Operating Activities to evaluate and monitor the ongoing financial performance of GFL. Adjusted Cash Flows from Operating Activities is a supplemental measure used by investors as a valuation and liquidity measure in our industry.

Adjusted Free Cash Flow represents Adjusted Cash Flows from Operating Activities adjusted for (a) proceeds from asset divestitures, (b) proceeds on disposal of assets, (c) purchase of property and equipment and intangible assets, and (d) investment in joint ventures and associates. For the nine months ended September 30, 2022, proceeds from asset divestitures excluded proceeds received for the divestiture of GFL Infrastructure. Adjusted Free Cash Flow is a supplemental measure used by investors as a valuation and liquidity measure in our industry. Management uses Adjusted Free Cash Flow to evaluate and monitor the ongoing financial performance of GFL.

Adjusted Net Income (Loss) from continuing operations represents net income (loss) for continuing operations adjusted for (a) amortization of intangible assets, (b) ARO discount rate depreciation adjustment, (c) incremental depreciation of property and equipment due to recapitalization, (d) prepayment penalties for early note redemption, (e) amortization of deferred financing costs, (f) (gain) loss on foreign exchange, (g) mark-to-market (gain) loss on Purchase Contracts, (h) share of net income of investments accounted for using the equity method, (i) impairment, (j) gain (loss) on divestiture, (k) transaction costs, (l) acquisition, rebranding and other integration costs, (m) TEU amortization expense, and (n) the tax impact of the forgoing. For the three and nine months ended September 30, 2022, we deducted our share of net income of investments accounted for using the equity method and adjusted for an impairment charge related to assets that were destroyed in a fire during the quarter. Adjusted earnings (loss) per share from continuing operations is defined as Adjusted Net Income (Loss) from continuing operations divided by the weighted average shares in the period. We believe that Adjusted earnings (loss) per share from continuing operations provides a meaningful comparison of current results to prior periods' results by excluding items that GFL does not believe reflect its fundamental business performance.

Net Leverage is a supplemental measure used by management to evaluate borrowing capacity and capital allocation strategies. Net Leverage is equal to our total long-term debt, as adjusted for fair value, deferred financings and other adjustments and reduced by our cash, divided by Run-Rate EBITDA.

Run-Rate EBITDA represents Adjusted EBITDA for the applicable period as adjusted to give effect to management's estimates of (a) Acquisition EBITDA Adjustments (as defined above) and (b) the impact of annualization of certain new municipal and disposal contracts and cost savings initiatives, entered into, commenced or implemented, as applicable, in such period, as if such contracts or costs savings initiatives had been entered into, commenced or implemented, as applicable, on the first day of such period. Run-Rate EBITDA has not been adjusted to take into account the impact of the cancellation of contracts and cost increases associated with these contracts. These adjustments reflect monthly allocations of Acquisition EBITDA for the acquired businesses based on straight line proration. As a result, these estimates do not take into account the seasonality of a particular acquired business. While we do not believe the seasonality of any one acquired business is material when aggregated with other acquired businesses, the estimates may result in a higher or lower adjustment to our Run-Rate EBITDA than would have resulted had we adjusted for the actual results of each of the acquired businesses for the period prior to our acquisition. We primarily use Run-Rate EBITDA to show how GFL would have performed if each of the interim acquisitions had been consummated at the start of the period as well as to show the impact of the annualization of certain new municipal and disposal contracts and cost savings initiatives. We also believe that Run-Rate EBITDA is useful to investors and creditors to monitor and evaluate our borrowing capacity and compliance with certain of our debt covenants. Run-Rate EBITDA as presented herein is calculated in accordance with the terms of our revolving credit agreement.

All references to “$” in this press release are to Canadian dollars, unless otherwise noted.

For further information:

Patrick Dovigi, Founder and Chief Executive Officer,

+1 905-326-0101

pdovigi@gflenv.com

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(In millions of dollars except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2022	2021(1)	2022	2021(1)
Revenue	$1,831.2	$1,381.3	$4,940.1	$3,697.0
Expenses
Cost of sales	1,591.9	1,204.5	4,339.5	3,317.7
Selling, general and administrative expenses	187.5	145.1	528.6	401.3
Interest and other finance costs	136.2	96.6	340.7	327.6
(Gain) loss on sale of property and equipment	(5.7)	1.9	(10.1)	3.0
Loss on foreign exchange	195.3	111.6	249.3	35.3
Mark-to-market (gain) loss on Purchase Contracts	(10.3)	208.6	(391.4)	319.6
Loss (gain) on divestiture	1.6	(31.4)	(4.9)	(66.9)
Impairment	3.4	—	12.5	—
	2,099.9	1,736.9	5,064.2	4,337.6
Share of net income of investments accounted for using the equity method	9.2	—	14.5	—
Loss before income taxes	(259.5)	(355.6)	(109.6)	(640.6)
Current income tax (recovery) expense	(3.4)	3.4	7.5	12.0
Deferred tax recovery	(72.4)	(42.9)	(153.0)	(107.3)
Income tax recovery	(75.8)	(39.5)	(145.5)	(95.3)
Net (loss) income from continuing operations	(183.7)	(316.1)	35.9	(545.3)
Net income (loss) from discontinued operations	—	6.2	(127.9)	15.9
Net loss	(183.7)	(309.9)	(92.0)	(529.4)
Less: Net loss attributable to non-controlling interests	(0.2)	—	(0.2)	—
Net loss attributable to GFL Environmental Inc.	(183.5)	(309.9)	(91.8)	(529.4)

Items that may be subsequently reclassified to net (loss) income
Currency translation adjustment	420.0	190.6	526.3	26.8
Reclassification to net income (loss) of fair value movements on cash flow hedges, net of tax	—	—	—	(4.4)
Fair value movements on cash flow hedges, net of tax	(73.4)	9.5	(74.2)	6.8
Other comprehensive income from continuing operations	346.6	200.1	452.1	29.2
Comprehensive income (loss) from continuing operations	162.9	(116.0)	488.0	(516.1)
Comprehensive income (loss) from discontinued operations	—	6.2	(127.9)	15.9
Total comprehensive income (loss)	$162.9	$(109.8)	$360.1	$(500.2)

Basic and diluted (loss) earnings per share(2)
Continuing operations	$(0.55)	$(0.91)	$(0.07)	$(1.62)
Discontinued operations	—	0.02	(0.35)	0.04
Total operations	$(0.55)	$(0.89)	$(0.42)	$(1.58)

Weighted and diluted weighted average number of shares outstanding(3)	368,627,958	362,058,515	366,521,465	361,063,498

(1)	Comparative figures have been re-presented, refer to Note 18 in our Interim Financial Statements.

(2)	Basic and diluted (loss) earnings per share is calculated on net (loss) income adjusted for amounts attributable to preferred shareholders. Refer to Note 10 in our Interim Financial Statements.

(3)	Basic and diluted loss per share includes the minimum conversion of TEUs into subordinate voting shares, which as at September 30, 2022 represented 25,663,094 subordinate voting shares (29,212,413 subordinate voting shares as at September 30, 2021).

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Financial Position

(In millions of dollars)

	September 30, 2022	December 31, 2021
Assets
Cash	$237.4	$190.4
Trade and other receivables, net	1,211.5	1,134.7
Prepaid expenses and other assets	189.0	170.6
Current assets	1,637.9	1,495.7

Property and equipment, net	6,538.8	6,010.6
Intangible assets, net	3,290.6	3,330.0
Investments accounted for using the equity method	321.6	—
Other long-term assets	40.6	36.3
Goodwill	8,184.9	7,501.1
Non-current assets	18,376.5	16,878.0
Total assets	$20,014.4	$18,373.7

Liabilities
Accounts payable and accrued liabilities	1,496.0	1,319.7
Income taxes payable	5.8	25.8
Long-term debt	18.2	17.2
Lease obligations	51.3	50.9
Due to related party	9.3	12.8
Tangible equity units	926.6	56.9
Landfill closure and post-closure obligations	39.4	39.1
Current liabilities	2,546.6	1,522.4

Long-term debt	9,358.5	7,961.8
Lease obligations	337.1	257.4
Other long-term liabilities	51.1	41.0
Due to related party	8.7	18.0
Deferred income tax liabilities	593.3	723.9
Tangible equity units	—	1,231.6
Landfill closure and post-closure obligations	797.5	841.5
Non-current liabilities	11,146.2	11,075.2
Total liabilities	13,692.8	12,597.6

Shareholders’ equity
Share capital	8,638.8	8,462.9
Contributed surplus	96.0	77.4
Deficit	(2,617.4)	(2,510.5)
Accumulated other comprehensive income (loss)	198.2	(253.7)
Total GFL Environmental Inc.’s shareholders’ equity	6,315.6	5,776.1
Non-controlling interests	6.0	—
Total shareholders’ equity	6,321.6	5,776.1
Total liabilities and shareholders’ equity	$20,014.4	$18,373.7

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(In millions of dollars)

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Operating activities
Net loss	$(183.7)	$(309.9)	$(92.0)	$(529.4)
Adjustments for non-cash items
Depreciation of property and equipment	264.0	227.5	736.8	652.9
Amortization of intangible assets	124.2	113.3	383.3	334.5
Share of net income of investments accounted for using the equity method	(9.2)	—	(14.5)	—
Loss (gain) on divestiture	1.6	(31.4)	(4.9)	(66.9)
Impairment	3.4	—	12.5	—
Impairment related to discontinued operations	—	—	128.1	—
Interest and other finance costs	136.2	97.0	344.2	328.9
Share-based payments	13.4	10.9	40.0	31.2
Loss on unrealized foreign exchange on long-term debt and TEUs	196.3	111.4	249.6	33.9
(Gain) loss on sale of property and equipment	(5.7)	1.7	(10.1)	2.7
Mark-to-market (gain) loss on Purchase Contracts	(10.3)	208.6	(391.4)	319.6
Current income tax (recovery) expense	(3.4)	3.3	7.6	12.8
Deferred tax recovery	(72.4)	(40.4)	(154.9)	(105.3)
Interest paid in cash on Amortizing Notes component of TEUs	(0.4)	(1.0)	(1.7)	(3.3)
Interest paid in cash, excluding interest paid on Amortizing Notes	(113.2)	(72.7)	(296.9)	(247.4)
Income taxes paid in cash, net	(2.6)	(5.6)	(22.1)	(6.6)
Changes in non-cash working capital items	(40.8)	(74.0)	(201.2)	(118.0)
Landfill closure and post-closure expenditures	(11.3)	(14.8)	(19.1)	(25.5)
	286.1	223.9	693.3	614.1
Investing activities
Proceeds on disposal of assets	12.4	101.2	328.6	170.4
Purchase of property and equipment and intangible assets	(210.6)	(134.7)	(542.8)	(417.8)
Investment in joint ventures and associates	(11.2)	—	(43.0)	—
Business acquisitions, net of cash acquired	(125.3)	(1,099.9)	(1,072.7)	(1,303.2)
	(334.7)	(1,133.4)	(1,329.9)	(1,550.6)
Financing activities
Repayment of lease obligations	(16.8)	(22.2)	(51.8)	(59.4)
Issuance of long-term debt	155.0	1,848.8	1,446.1	3,610.1
Repayment of long-term debt	(40.3)	(46.3)	(588.2)	(1,371.6)
Payment of contingent purchase consideration and holdbacks	(2.9)	(3.7)	(13.1)	(19.6)
Repayment of Amortizing Notes	(14.8)	(13.7)	(43.0)	(40.1)
Dividends issued and paid	(5.4)	(4.4)	(15.1)	(13.1)
Payment of financing costs	(0.7)	(17.5)	(2.6)	(28.1)
Repayment of loan to related party	(6.4)	(6.4)	(12.8)	(12.8)
	67.7	1,734.6	719.5	2,065.4

Increase in cash	19.1	825.1	82.9	1,128.9
Changes due to foreign exchange revaluation of cash	(12.3)	14.0	(35.9)	(6.6)
Cash, beginning of period	230.6	310.4	190.4	27.2
Cash, end of period	$237.4	$1,149.5	$237.4	$1,149.5

SUPPLEMENTAL DATA

You should read the following information in conjunction with our audited consolidated financial statements and notes thereto as of and for the year ended December 31, 2021 as well as our unaudited Interim Financial Statements and notes thereto for the three and nine months ended September 30, 2022.

Revenue Growth

The following tables summarize the revenue growth in our segments for the periods indicated:

	Three months ended September 30, 2022
	Contribution from Acquisitions	Organic Growth	Foreign Exchange	Total Revenue Growth
Solid Waste
Canada	9.2%	9.2%	—%	18.4%
USA	14.9	12.0	4.1	30.9
Solid Waste	13.0	11.1	2.7	26.8
Environmental Services(1)	23.4	37.0	1.3	61.7
Total	14.7%	15.3%	2.5%	32.6%

	Nine months ended September 30, 2022
	Contribution from Acquisitions	Organic Growth	Foreign Exchange	Total Revenue Growth
Solid Waste
Canada	10.1%	10.2%	—%	20.2%
USA	12.8	11.8	2.9	27.5
Solid Waste	11.9	11.3	2.0	25.2
Environmental Services(1)	59.9	28.2	1.1	89.2
Total	18.2%	13.5%	1.9%	33.6%

(1)	Environmental Services is the combination of our Liquid Waste segment and the soil remediation division, previously included in our Infrastructure and Soil Remediation segment.

Detail of Solid Waste Organic Growth

The following table summarizes the components of our Solid Waste organic growth for the periods indicated:

	Three months ended September 30, 2022	Nine months ended September 30, 2022
Price	8.6%	7.6%
Surcharges	2.1	1.6
Volume	1.0	1.7
Commodity price	(0.6)	0.4
Total Solid Waste organic growth	11.1%	11.3%

Operating Segment Results

The following tables summarize our operating segment results for the periods indicated, excluding the results of GFL Infrastructure which has been presented as discontinued operations:

	Three months ended September 30, 2022			Three months ended September 30, 2021(1)
($ millions)	Revenue	Adjusted EBITDA(2)	Adjusted EBITDA Margin(3)	Revenue	Adjusted EBITDA(2)	Adjusted EBITDA Margin(3)
Solid Waste
Canada	$447.3	$122.4	27.4%	$377.4	$116.5	30.9%
USA	1,019.5	300.8	29.5	778.6	250.5	32.2
Solid Waste	1,466.8	423.2	28.9	1,156.0	367.0	31.7
Environmental Services(4)	364.4	96.5	26.5	225.3	67.4	29.9
Corporate	—	(46.4)	—	—	(34.8)	—
Total	$1,831.2	$473.3	25.8%	$1,381.3	$399.6	28.9%

	Nine months ended September 30, 2022			Nine months ended September 30, 2021(1)
($ millions)	Revenue	Adjusted EBITDA(2)	Adjusted EBITDA Margin(3)	Revenue	Adjusted EBITDA(2)	Adjusted EBITDA Margin(3)
Solid Waste
Canada	$1,237.7	$333.9	27.0%	$1,028.9	$304.5	29.6%
USA	2,782.0	845.7	30.4	2,181.7	698.0	32.0
Solid Waste	4,019.7	1,179.6	29.3	3,210.6	1,002.5	31.2
Environmental Services(4)	920.4	234.4	25.5	486.4	131.3	27.0
Corporate	—	(133.0)	—	—	(98.7)	—
Total	$4,940.1	$1,281.0	25.9%	$3,697.0	$1,035.1	28.0%

(1)	Comparative figures have been re-presented, refer to Note 18 in our Interim Financial Statements.

(2)	A non-IFRS measure; see accompanying Non-IFRS Reconciliation Schedule; see “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures.

(3)	See “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures.

(4)	Environmental Services is the combination of our Liquid Waste segment and the soil remediation division, previously included in our Infrastructure and Soil Remediation segment.

Net Leverage

The following table presents the calculation of Net Leverage as at the dates indicated:

($ millions)	September 30, 2022		December 31, 2021
Total long-term debt	$9,376.7		$7,979.0
Deferred finance costs and other adjustments	(77.2)		57.9
Total long-term debt excluding deferred finance costs and other adjustments	9,453.9		7,921.1
Less: cash	(237.4)		(190.4)
	9,216.5		7,730.7

Trailing twelve months Adjusted EBITDA(1)	1,656.7		1,463.7
Acquisition EBITDA Adjustments(2)	120.2		163.8
Run-Rate EBITDA(2)	$1,776.9		$1,627.5

Net Leverage(2)	5.19	x	4.75	x
Net Leverage(2) at December 31, 2021 exchange rate(3)	4.85	x

(1)	A non-IFRS measure; see accompanying Non-IFRS Reconciliation Schedule; see “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures.

(2)	See “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures and ratios.

(3)	Calculated as Total long-term debt excluding deferred finance costs and other adjustments, less cash, translated from USD to CAD using an exchange rate of 1.2678, divided by Run-Rate EBITDA of $1,776.9 million.

Shares Outstanding

The following table presents the total shares outstanding as at the date indicated:

September 30, 2022
Subordinate voting shares	331,591,109
Multiple voting shares	11,812,964
Basic shares outstanding	343,404,073
Effect of dilutive instruments	1,094,588
Minimum conversion of TEUs	25,663,094
Series A Preferred Shares (as converted)	27,361,287
Series B Preferred Shares (as converted)	7,160,486
Diluted shares outstanding	404,683,528

NON-IFRS RECONCILIATION SCHEDULE

Adjusted EBITDA

The tables below set forth the reconciliation of our net (loss) income from continuing operations to EBITDA and Adjusted EBITDA for the periods indicated, excluding the results of GFL Infrastructure which has been presented as discontinued operations:

($ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021(1)
Net loss from continuing operations(2)	$(183.7)	$(316.1)
Add:
Interest and other finance costs	136.2	96.6
Depreciation of property and equipment	264.0	222.3
Amortization of intangible assets	124.2	112.2
Income tax recovery(2)	(75.8)	(39.5)
EBITDA	264.9	75.5
Add:
Loss on foreign exchange(3)	195.3	111.6
(Gain) loss on sale of property and equipment	(5.7)	1.9
Mark-to-market (gain) loss on Purchase Contracts(4)	(10.3)	208.6
Share of net income of investments accounted for using the equity method	(9.2)	—
Share-based payments(5)	13.4	9.8
Impairment	3.4	—
Loss (gain) on divestiture(6)	1.6	(31.4)
Transaction costs(7)	13.6	17.8
Acquisition, rebranding and other integration costs(8)	6.3	5.8
Adjusted EBITDA	$473.3	$399.6

($ millions)	Nine months ended September 30, 2022	Nine months ended September 30, 2021(1)
Net income (loss) from continuing operations(2)	$35.9	$(545.3)
Add:
Interest and other finance costs	340.7	327.6
Depreciation of property and equipment	732.1	637.9
Amortization of intangible assets	382.1	331.7
Income tax recovery(2)	(145.5)	(95.3)
EBITDA	1,345.3	656.6
Add:
Loss on foreign exchange(3)	249.3	35.3
(Gain) loss on sale of property and equipment	(10.1)	3.0
Mark-to-market (gain) loss on Purchase Contracts(4)	(391.4)	319.6
Share of net income of investments accounted for using the equity method	(14.5)	—
Share-based payments(5)	38.2	28.4
Impairment	12.5	—
Gain on divestiture(6)	(4.9)	(66.9)
Transaction costs(7)	36.9	43.2
Acquisition, rebranding and other integration costs(8)	19.7	15.9
Adjusted EBITDA	$1,281.0	$1,035.1

(1)	Comparative figures have been re-presented, refer to Note 18 in our Interim Financial Statements.

(2)	Subsequent to the original issuance of the September 30, 2021 unaudited interim condensed consolidated financial statements, we determined the mark-to-market loss on Purchase Contracts should not be treated as a temporary difference for deferred income tax purposes. As a result, to correct this immaterial error, income tax recovery decreased by $64.7 million and $83.2 million for the three and nine months ended September 30, 2021.

(3)	Consists of (i) non-cash gains and losses on foreign exchange and interest rate swaps entered into in connection with our debt instruments and (ii) gains and losses attributable to foreign exchange rate fluctuations.

(4)	This is a non-cash item that consists of the fair value “mark-to-market” adjustment on the Purchase Contracts.

(5)	This is a non-cash item and consists of the amortization of the estimated fair value of share-based options granted to certain members of management under share-based option plans.

(6)	Consists of loss or gain resulting from the divestiture of certain assets.

(7)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.

(8)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We expect to incur similar costs in connection with other acquisitions in the future. This is part of cost of sales.

Adjusted Net Income from Continuing Operations

The tables below set forth the reconciliation of our net (loss) income from continuing operations to Adjusted Net Income from continuing operations for the periods indicated, excluding the results of GFL Infrastructure which has been presented as discontinued operations:

($ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021(1)
Net loss from continuing operations(2)	$(183.7)	$(316.1)
Add:
Amortization of intangible assets(3)	124.2	112.2
ARO discount rate depreciation adjustment(4)	3.0	4.6
Incremental depreciation of property and equipment due to recapitalization	4.5	4.5
Amortization of deferred financing costs	3.3	6.4
Loss on foreign exchange(6)	195.3	111.6
Mark-to-market (gain) loss on Purchase Contracts(7)	(10.3)	208.6
Share of net income of investments accounted for using the equity method	(9.2)	—
Impairment	3.4	—
Loss (gain) on divestiture(8)	1.6	(31.4)
Transaction costs(9)	13.6	17.8
Acquisition, rebranding and other integration costs(10)	6.3	5.8
TEU amortization expense	0.3	0.4
Tax effect(11)	(78.3)	(50.4)
Adjusted Net Income from continuing operations	$74.0	$74.0
Adjusted earnings per share from continuing operations, basic and diluted	$0.20	$0.20

($ millions)	Nine months ended September 30, 2022	Nine months ended September 30, 2021(1)
Net income (loss) from continuing operations(2)	$35.9	$(545.3)
Add:
Amortization of intangible assets(3)	382.1	331.7
ARO discount rate depreciation adjustment(4)	7.8	14.8
Incremental depreciation of property and equipment due to recapitalization	13.5	13.9
Prepayment penalties for early note redemption(5)	—	49.3
Amortization of deferred financing costs	9.2	16.5
Loss on foreign exchange(6)	249.3	35.3
Mark-to-market (gain) loss on Purchase Contracts(7)	(391.4)	319.6
Share of net income of investments accounted for using the equity method	(14.5)	—
Impairment	12.5	—
Gain on divestiture(8)	(4.9)	(66.9)
Transaction costs(9)	36.9	43.2
Acquisition, rebranding and other integration costs(10)	19.7	15.9
TEU amortization expense	0.9	1.4
Tax effect(11)	(171.0)	(117.8)
Adjusted Net Income from continuing operations	$186.0	$111.6
Adjusted earnings per share from continuing operations, basic and diluted	$0.51	$0.31

(1)	Comparative figures have been re-presented, refer to Note 18 in our Interim Financial Statements.

(2)	Subsequent to the original issuance of the September 30, 2021 unaudited interim condensed consolidated financial statements, we determined the mark-to-market loss on Purchase Contracts should not be treated as a temporary difference for deferred income tax purposes. As a result, to correct this immaterial error, income tax recovery decreased by $64.7 million and $83.2 million for the three and nine months ended September 30, 2021.

(3)	This is a non-cash item and consists of the amortization of intangible assets such as customer lists, municipal contracts, non-compete agreements, trade name and other licenses.

(4)	This is a non-cash item and consists of depreciation expense related to the difference between the ARO calculated using the credit adjusted risk-free discount rate required for measurement of the ARO through purchase accounting compared to the risk-free discount rate required for quarterly valuations.

(5)	Consists of prepayment penalty costs associated with the early redemption of the 8.500% 2027 Notes.

(6)	Consists of (i) non-cash gains and losses on foreign exchange and interest rate swaps entered into in connection with our debt instruments and (ii) gains and losses attributable to foreign exchange rate fluctuations.

(7)	This is a non-cash item that consists of the fair value “mark-to-market” adjustment on the Purchase Contracts.

(8)	Consists of loss or gain resulting from the divestiture of certain assets.

(9)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.

(10)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We expect to incur similar costs in connection with other acquisitions in the future. This is part of cost of sales.

(11)	Consists of the tax effect of the adjustments to net income (loss).

Adjusted Cash Flows from Operating Activities and Adjusted Free Cash Flow

The tables below set forth the reconciliation of our cash flows from operating activities to Adjusted Cash Flows from Operating Activities and Adjusted Free Cash Flow for the periods indicated:

($ millions)	Three months ended September 30, 2022	Three months ended September 30, 2021
Cash flows from operating activities	$286.1	$223.9
Less:
Operating cash flows from discontinued operations(1)	—	(5.3)
Cash flows from operating activities (excluding discontinued operations)	286.1	229.2
Add:
Transaction costs(3)	13.6	17.8
Acquisition, rebranding and other integration costs(4)	6.3	5.8
M&A related net working capital investment(5)	—	35.4
Cash interest paid on TEUs(7)	0.4	1.0
Adjusted Cash Flows from Operating Activities	306.4	289.2
Add:
Proceeds from asset divestitures(8)	9.9	94.5
Proceeds on disposal of assets	2.5	6.7
Purchase of property and equipment and intangible assets(9)	(210.6)	(127.3)
Adjusted Free Cash Flow (excluding investment in joint ventures and associates)	108.2	263.1
Add:
Investment in joint ventures and associates(10)	(11.2)	—
Adjusted Free Cash Flow	$97.0	$263.1

($ millions)	Nine months ended September 30, 2022	Nine months ended September 30, 2021
Cash flows from operating activities	$693.3	$614.1
Less:
Operating cash flows from discontinued operations(1)	(35.4)	(0.7)
Cash flows from operating activities (excluding discontinued operations)	728.7	614.8
Add:
Prepayment penalties for early note redemption(2)	—	49.3
Transaction costs(3)	36.9	43.2
Acquisition, rebranding and other integration costs(4)	19.7	15.9
M&A related net working capital investment(5)	4.8	35.4
Tax refund from CARES Act(6)	—	(1.5)
Cash interest paid on TEUs(7)	1.7	3.3
Adjusted Cash Flows from Operating Activities	791.8	760.4
Add:
Proceeds from asset divestitures(8)	95.7	157.6
Proceeds on disposal of assets	8.9	12.8
Purchase of property and equipment and intangible assets(9)	(535.6)	(393.7)
Adjusted Free Cash Flow (excluding investment in joint ventures and associates)	360.8	537.1
Add:
Investment in joint ventures and associates(10)	(43.0)	—
Adjusted Free Cash Flow	$317.8	$537.1

(1)	Consists of operating cash flows from the discontinued operations. As at September 30, 2022, GFL’s Infrastructure services division was presented as discontinued operations. Refer to Note 18 in our Interim Financial Statements.

(2)	Consists of prepayment penalty costs associated with the early redemption of the 8.500% 2027 Notes.

(3)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.

(4)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We expect to incur similar costs in connection with other acquisitions in the future. This is part of cost of sales.

(5)	Consists of net non-cash working capital in the period in relation to acquisitions.

(6)	Consists of tax refunds received related to loss carry-backs under the CARES Act applied to prior year taxable income.

(7)	Consists of interest paid in cash on the Amortizing Notes.

(8)	Consists of proceeds from divestitures, excluding proceeds received for the divestiture of GFL Infrastructure.

(9)	Excludes purchase of property and equipment for GFL Infrastructure, which was presented as discontinued operations, of $nil for the three months ended September 30, 2022 and $7.2 million for the nine months ended September 30, 2022. Refer to Note 18 in our Interim Financial Statements.

(10)	Consists of initial capital investment for the development and construction of renewable natural gas facilities operated as joint ventures.